UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

__________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2006

000-29144

(Commission File Number)

__________________

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____.

On October 26, 2006, ILOG S.A. issued a press release announcing its results for the first fiscal 2007 quarter. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On October 26, 2006, ILOG S.A. issued an information note announcing principal accountant fees and services. A copy of the information note is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On October 26, 2006, ILOG S.A. issued a press release announcing its investment in Prima Solutions. A copy of the press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On October 26, 2006, ILOG S.A. issued a press release announcing an investment in Chinese software company, Shanghai FirstTech Co., Ltd. A copy of the press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Special Note Regarding Forward-Looking Statements

All of the statements included in the exhibits incorporated by reference herein, as well as oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact, constitute or are based upon "forward-looking statements" within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Among the factors that could cause our actual results to differ materially are those risks identified in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of the Company’s most recent Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission (the “SEC”) and its other filings and submissions with the SEC, including, without limitation, quarterly fluctuations in our operating results and the price of our shares or ADSs, factors affecting any one of our three product lines, the need to have sufficient consultants available to staff an unpredictable demand for our consulting services, lost revenues due to consultants with specialized expertise occupied on competing consulting engagements, our investments in vertical products which carry high implementation costs that we discount in order to promote customer purchases, intense competition and consolidation in our industry, the extended length and variability of our sales cycle and concentration of transactions in the final weeks in the quarter, which could result in substantial fluctuations in operating results and may prevent accurate forecasting of financial results, the increasing number of higher risk fixed price consulting engagements, our dependence on certain major independent software vendors, changing market and technological requirements, our ability to provide professional services activities that satisfy customer expectations, the impact of currency fluctuations on our profitability, changes in tax laws or an adverse tax audit, errors in our software products, the loss of key personnel, logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations, the impact of intellectual property infringement disputes, our heavy dependence on our proprietary technology, risks related to acquisitions and minority investments, the impact of dilutive share issuances, or the incurrence of debt and contingent liabilities and write-offs resulting from acquisitions or minority investments, the limitations imposed by French law or our by-laws that may prevent or delay an acquisition by ILOG using its Shares, changes in accounting principles that could affect our operating profits and reported results, and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in expectations or otherwise that arise after the date hereof.

Exhibit	Description

99.1	Press release, issued October 26, 2006, by ILOG S.A. announcing its results for the first fiscal 2007 quarter.
99.2	Information note, dated October 26, 2006, issued by ILOG S.A. announcing principal accountant fees and services.
99.3	Press release, issued October 26, 2006, by ILOG S.A. announcing its investment in Prima Solutions.
99.4	Press release, issued October 26, 2006, by ILOG S.A. announcing an investment in Chinese software company, Shanghai FirstTech Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILOG S.A.

By:	/s/ Jerome Arnaud Name: Jerome Arnaud Title: Chief Financial Officer

Date:	October 26, 2006